FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2007

Commission File Number 001-32412

GLENCAIRN GOLD CORPORATION
(Translation of registrant’s name into English)

500 – 6 Adelaide St. East Toronto, Ontario, Canada M5C 1H6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLENCAIRN GOLD CORPORATION

Date: February 27, 2007	By: “Lorna MacGillivray” Lorna MacGillivray Corporate Secretary and General Counsel

GLENCAIRN GOLD CORPORATION

500 – 6 Adelaide St. East, Toronto, ON M5C 1H6     Ph: (416) 860-0919      Fax: (416) 367-0182

FOR IMMEDIATE RELEASE	TSX: GGG, GGG.WT AMEX: GLE

February 27, 2007

GLENCAIRN INTERCEPTS HIGH-GRADE

GOLD VALUES AT LIBERTAD

Glencairn Gold is pleased to announce several high-grade drill intersections at its Libertad gold mine in Nicaragua. A highlight of the program to date was hole M13, which intercepted 3.1 metres true width grading 40.2 grams gold per tonne (g/t). This hole was part of a drilling program on the Santa Maria and the Crimea deposits located near the Libertad Mine.

The program has currently completed three holes from surface drilling; M12, M13, and M14 all targeting the Santa Maria Deposit located about one kilometre east of the operating Mojon Pit. The drill hole results are expressed in true widths, the holes are at a 25 metre-spacing along strike, and the intercepts occur at less than 60 metres depth. The drilling is continuing and Glencairn will be testing Santa Maria along strike and to depth. The results from the first three completed holes are as follows:

•	Hole M12:	24.5 g/t across 3.5 metres true width
•	Hole M13:	40.2 g/t across 3.1 metres true width
•	Hole M14:	27.4 g/t across 4.6 metres true width

“The results are extremely encouraging and confirm both the open pit and underground potential of Libertad,” said Michael Gareau, Vice President Exploration. “This program is building and expanding on data from reverse circulation drill holes undertaken on the property in the past. The core drilling provides us with a much higher level of confidence.

“Several high-grade zones are evident at Santa Maria and additional drilling is under way to evaluate the full extent of the high-grade mineralization. The results from the Crimea area are also very encouraging,” Mr. Gareau added. (For complete results of the drilling at Santa Maria and Crimea please see table below.)

The Company intends to incorporate results from this latest round of drilling into the mineral reserves that will be prepared by Scott Wilson RPA Inc. as part of a Mill Project Feasibility Study. The feasibility is a key step in Glencairn’s plan announced February 21 to convert the Libertad Mine to conventional milling.

“Converting Libertad to a conventional milling operation opens up new potential sources of mill-feed from underground deposits in addition to the current open pit sources and the possibility of re-processing low-grade stockpiles. Interestingly, the Libertad area has had at least a century of high-grade underground mining,” said Mr. Gareau.

As the Company advances its exploration in the immediate areas of the known mineral resources, it is also starting to turn its attention to the potential of the rest of the district including a number of previously identified targets.

Peter Tagliamonte, President and CEO commented, “We are very pleased with the outstanding work the exploration team has been doing. This is the first exploration that Glencairn has undertaken in the Libertad area as part of our $2.5 million dollar exploration program for 2007. It was a major commitment by Glencairn to the area and we are very encouraged by the positive results”.

The Crimea and Santa Maria deposits along with the Mojon deposits comprise the mineral resource base for the Libertad Mine, which as at June 30, 2006 had an indicated mineral resource of 16,294,000 tonnes grading 1.52 grams gold per tonne (g/t) for a total contained gold of 794,000 ounces and an inferred mineral resource of 4,248,000 tonnes grading 1.68 g/t gold containing 230,000 ounces of gold (0.6 g/t cut-off grade and US$500/oz gold price). To date there has been no mining using modern technology at either of Crimea or Santa Maria.

Uncut and cut mineralized intervals for the Santa Maria and Crimea deposits are highlighted in the following tables.

Santa Maria Deposit – Drill Results

Hole #	From - To	Core Length	True Width	Gold Grade
	(metres)	(metres)	(metres)	(g/t) (uncut)	(g/t) (cut*)
M12	59.9 – 63.7	3.8	3.5	24.54	19.18
includes	63.0 – 63.7	0.7		68.93
M13	51.2 – 55.6	4.4	3.1	40.22	22.96
includes	54.8 – 55.0	0.7		147.19
M14	43.4 – 49.1	5.7	4.6	27.26	27.08

*High sample assays capped at 40 g/t for massive quartz zones and 25 g/t for stockwork zones;

the cut values were established geostatistically.

Crimea Deposit – Drill Results

Hole #	From - To	Core Length	True Width	Gold Grade
	(metres)	(metres)	(metres)	(g/t) (uncut)	(g/t) (cut*)
M10	22.8 - 49.6	26.6	19.6	3.13	2.45
M11	42.3 – 49.7	7.4	6.8	1.90	1.90
	56.0 – 69.1	13.1	12.3	3.89	3.89
	72.8 – 78.5**	5.7	5.4	1.85	1.85
25	33.6 – 43.2	9.6	6.9	1.81	1.81
	46.7 – 48.4	1.7	1.3	9.05	9.05
	55.0 – 60.5	5.5	4.5	2.76	2.76
26	Low Grade			<0.30	<0.30
27	27.4 – 38.6	11.2	8.2	4.50	4.50
28	50.0 – 57.4	7.4	4.3	8.66	7.89
	67.1 – 75.4	8.3	4.8	2.24	2.24
	91.4 – 94.5	3.1	1.8	2.79	2.79
	114.0 – 115.2	1.2	0.7	17.55	17.55
29	6.1 – 14.2	8.1	5.9	4.87	4.30
	55.7 – 59.6	3.9	2.8	0.95	0.95
30	6.5 – 19.9	13.4	8.6	1.23	1.23
31	23.8 – 32.2	8.4	4.5	1.88	1.88
32	47.2 – 57.7	10.5	7.8	7.73	7.73
33	26.1 -30.6	4.5	3.5	0.96	0.96
	41.2 – 43.84	2.6	2.1	2.70	2.70
34	75.7 – 82.2**	6.5	5.0	0.73	0.73
35	83.8 – 86.0	2.2	1.2	14.77	14.77
	95.7 – 103.6**	7.9	4.0	0.74	0.74
36	24.8 – 37.3	12.5	9.5	1.50	1.50

* high sample assays capped at 40 g/t for massive quartz zones and 25 g/t for stockwork zones

** Interval with lower core recovery (e.g. <85%)

Sampling, Assaying and Quality Control

The core is logged, photographed and then sampled with half the core retained and stored on-site. Samples are taken as half of the sawn core that varies in size from HQ (63.5 mm) for metallurgical holes to NQ (47.6 mm) for the other drill holes. All core samples were prepared and assayed at either the Company’s Limon Mine or its Libertad Mine laboratories.

Both the Limon and Libertad mine laboratories use normal industry procedures. The entire half-core samples were crushed to pass 10-mesh-size sieve, a 1/4 split was then pulverized to have greater than 90% pass the 200-mesh-sized sieve to produce a 100 gram homogenized sub-

sample. A one-assay ton aliquot (a 29.2 gram sub-sample) is used for fire assaying with a gravimetric finish to determine gold concentration. Internal quality control includes the use of blanks, duplicates and standards in every batch of samples. The Company also conducts internal check assaying. External check assays are pending and will be performed at a Canadian commercial laboratory.

Qualified Person

Michael Gareau, P. Geo. and Vice President of Exploration for Glencairn, is the Qualified Person responsible for the disclosure of the drill results as defined by National Instrument 43-101. The drilling program is being conducted under Mr. Gareau’s supervision. The laboratory results reported herein and the internal quality control information were reviewed and verified by Mr. Gareau. Mr. Gareau has read and approved this news release.

Peter Lacroix, P. Eng., is the Qualified Person within the meaning of National Instrument 43-101 responsible for the June 30, 2006 Libertad mineral resources. For further details on the mineral resource estimate, please see the Libertad technical report dated October 31, 2006 filed on SEDAR (www.sedar.com).

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About Glencairn Gold Corporation

Glencairn is a growing gold producer focusing its mining and exploration activities in Central America. The Company operates the Bellavista Mine in Costa Rica and the Limon Mine and (until the end of March) the Libertad Mine, both in Nicaragua. It holds a 60% interest in the Cerro Quema advanced gold project in Panama and a 100% interest in the Mestiza gold property 70 kilometres from the Limon Mine. The Company focuses on efficient and productive mining practices to establish a firm base of quality operations. Glencairn is committed to growth by optimizing current operations and expanding mineral reserves at existing mines.

For further information, please contact:

Glencairn Gold Corporation

Peter Tagliamonte, President/CEO

416-860-0919

pwt@glencairngold.com

Glencairn Gold Corporation

Olav Svela, Vice President

Investor Relations

416-860-0919

osvela@glencairngold.com

Glencairn Gold Corporation Kerry Knoll, Chairman 416-860-0919 kknoll@glencairngold.com Renmark Financial Communications Inc. Christina Lalli, 514-939-3989 clalli@renmarkfinancial.com

Cautionary Note Regarding Forward-Looking Statements: This press release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future financial or operating performance of the Company, its subsidiaries and its projects, the future price of gold, estimated recoveries under the milling plan, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital for the mill project, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation expenses, title disputes or claims, limitations of insurance coverage and the timing and possible outcome of pending litigation and regulatory matters. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: general business, economic, competitive, political and social uncertainties; the actual results of current exploration activities; actual results of reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold; possible variations of ore grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; political instability, insurrection or war; delays in obtaining governmental approvals or required financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “General Development of the Business – Risks of the Business” in the Company’s Form 40-F on file with the Securities and Exchange Commission in Washington, D.C. and the Company’s annual information form for the year ended December 31, 2005 on file with the securities regulatory authorities in Canada. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.